SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                              Commission File Number 0-19635
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                           NOTIFICATION OF LATE FILING

(Check One):   [X|  Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q
               |_|  Form N-SAR

               For Period Ended: December 31, 1998
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
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             Read instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

     Genta Incorporated
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Full Name of Registrant

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Former Name if Applicable

     3550 General Atomics Court
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Address of Principal Executive Office (Street and Number)

     San Diego, CA 92121
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

      [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

See Attachment I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Kenneth G. Kasses, Ph.D.              (781)            402-3450
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                            (Name)             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
        identify report(s).                                      |X| Yes |_| No

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(3)     Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
        portion thereof?                                         |X| Yes |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      See Attachment II
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                               Genta Incorporated
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 31, 1999              By   /s/ Kenneth G. Kasses
    -----------------------------    ---------------------------------------
                                          Kenneth G. Kasses, Ph.D.
                                          President, Chief Executive Officer and
                                          Chairman of the Board of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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


                       Genta Incorporated (the "Company")
                                   Form 12b-25
        Annual Report on Form 10-K for the Period Ended December 31, 1998


                                  Attachment I


        The Company is not able to file its Annual Report on Form 10-K for the period ended December 31, 1998 (the "Annual Report") within the prescribed time period without unreasonable effort or expense. In a Form 8-K filed on November 3, 1998, the Company disclosed that its previous independent auditors, Ernst & Young LLP ("E&Y"), had resigned. In a Form 8-K filed on February 12, 1999, the Company further disclosed that the Company had hired Deloitte & Touche LLP ("D&T") as the Company's new independent auditors. In addition, the Company hired a Chief Financial Officer (also the Company's Principal Accounting Officer) in February 1999. The compilation of the financial information necessary for the Annual Report has been delayed due to the resignation of E&Y and subsequent recent hiring of D&T as well as the hiring of the Chief Financial Officer. As a result of such recent hirings, the Chief Financial Officer and D&T need additional time to prepare the financial statements to be included in the Annual Report.

        The effects of these changes were compounded when, in March 1999, during the year-end audit, a person with substantial responsibility in the preparation of the Company's financial statements (and knowledge of the Company's financial affairs occurring prior to the hiring of the Chief Financial Officer) had a heart attack and subsequent multiple bypass surgery. As a result, the Company has been further delayed in completing its financial statements to be included in the Annual Report. However, the Company will file the Annual Report within the time prescribed by Rule 12b-25.


                                  Attachment II

The Company has experienced a significant change in results of operations from the corresponding period for the last fiscal year related to the following items:

The Company has been reducing its human, and other, resources to reduce expenses while focusing its research and development efforts. To this end, the Company has reduced its R&D expenses by approximately 25% from last year and has significantly reduced its involvement with respect to its 50% investment in an R&D joint venture;

The Company has closed its operation in France; and

The Company has substantially reduced its R&D operations in San Diego, CA, reduced its G&A expenses by over $4 million from last year, and is moving its headquarters to Lexington, MA.

Based upon these and other perhaps less significant factors, it is anticipated that the 1997 loss applicable to common shares of $33.3 milion will be materially reduced in 1998.